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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 31955

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING____01/01/09____ AND ENDING____12/31/09____
　　　　　　　　　　　　　　　　　　　　MM/DD/YY　　　　　　　　　　　　　　MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:　Securian Financial Services, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

400 Robert Street North
(No. and Street)

St. Paul	MN	55101
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Angela Olson　　　　　　　　　　　　　　　　651-665-6493
　　　　　　　　　　　　　　　　　　　　　　　(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name – *if individual, state last, first, middle name*)

4200 Wells Fargo Center	Minneapolis,	MN	55402
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, _____George I. Connolly_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____Securian Financial Services, Inc._____ , as of _____December 31_____ , 20_09_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____President_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent Auditor's Report on Internal Controls.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



KPMG LLP
4200 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholder of
Securian Financial Services, Inc.:

We have audited the accompanying statement of financial condition of Securian Financial Services, Inc. (the Company) as of December 31, 2009 and the related statements of operations, stockholder's equity, and cash flows for the year then ended that are being filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Securian Financial Services, Inc. as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 22, 2010

SECURIAN FINANCIAL SERVICES, INC.

Statement of Financial Condition

December 31, 2009

Assets

Cash and cash equivalents	$	6,872,671
Commissions receivable		5,129,942
Due from affiliates		437,853
Accounts receivable		338,553
Software, net of accumulated amortization of $3,553,095		856,233
Intangible assets, net of accumulated amortization of $225,000		325,000
Prepaid expenses		145,629
Deposit with clearing organization		100,000
Total assets	$	14,205,881

Liabilities and Stockholder's Equity

Liabilities:

Commissions payable	$	3,574,632
Bonus payable		2,060,420
Accrued expenses		2,212,380
Income tax payable		
Current		157,484
Deferred		156,610
Due to affiliates		1,496,530
Total liabilities		9,658,056

Stockholder's equity:

Paid-in capital; 25,000 shares of common stock authorized, no par value; 100 shares issued and outstanding		47,465,635
Accumulated deficit		(42,917,810)
Total stockholder's equity		4,547,825
Total liabilities and stockholder's equity	$	14,205,881

See accompanying notes to financial statements.

SECURIAN FINANCIAL SERVICES, INC.

Statement of Operations

For the year ended December 31, 2009

Revenues

Commissions and distribution and service fee income:		
12b-1 fees from insurance products	$	9,097,123
Investment advisory fees		37,148,995
Other mutual funds		23,376,046
Variable life and annuities		121,932,117
Other products		5,826,542
Fee income received from affiliate		2,439,600
Realized investment gains		51,535
Other income		5,889,286
		205,761,244

Expenses

Commissions and distribution and service fee expense:	
12b-1 fees from insurance products	9,097,123
Investment advisory	30,962,430
Other mutual funds	19,039,573
Variable life, variable annuities and other products	125,830,325
Salaries and benefits	13,697,557
Registration fees	412,586
General and administrative expenses	9,035,766
	208,075,360

Loss before income taxes		(2,314,116)
Income tax benefit		747,598
Net loss	$	(1,566,518)

See accompanying notes to financial statements.

SECURIAN FINANCIAL SERVICES, INC.

Statement of Stockholder's Equity

For the year ended December 31, 2009

	Paid-in capital	Accumulated deficit	Total
Balances at December 31, 2008	$ 45,965,635	$ (41,351,292)	$ 4,614,343
Capital contributions received	1,500,000	-	1,500,000
Net loss	-	(1,566,518)	(1,566,518)
Balances at December 31, 2009	$ 47,465,635	$ (42,917,810)	$ 4,547,825

See accompanying notes to financial statements.

4

SECURIAN FINANCIAL SERVICES, INC.

Statement of Cash Flows

For the year ended December 31, 2009

Cash flows used in operating activities

Net loss	$	(1,566,518)
Adjustments to reconcile net loss to net cash		
used in operating activities:		
Amortization		
Intangible assets		48,000
Software		423,163
Loss on disposition of software		21,101
Change in operating assets and liabilities:		
Increase in commissions receivable		(855,203)
Increase in due from affiliates		(250,726)
Decrease in accounts receivable		138,796
Change in securities owned		515
Change in current and deferred income tax payable, net		614,841
Decrease in prepaid expenses		23,146
Decrease in commissions payable		(260,185)
Decrease in bonus payable		(840,406)
Increase in accrued expenses		1,007,101
Change in payable to outside broker/dealer		(515)
Increase in due to affiliates		336,230
Net cash used in operating activities		(1,160,660)

Cash flows used for investing activities

Additions to capitalized software		(243,898)
Net cash used for investing activities		(243,898)

Cash flows provided by financing activities

Capital contributions received from stockholder		1,500,000
Change in amounts drawn in excess of cash balance		(2,387,240)
Net cash used in financing activities		(887,240)
Decrease in cash and cash equivalents		(2,291,798)
Cash and cash equivalents at beginning of year		9,164,469
Cash and cash equivalents at end of year	$	6,872,671

See accompanying notes to financial statements.

SECURIAN FINANCIAL SERVICES, INC.

Notes to Financial Statements

December 31, 2009

(1) Basis of Presentation and Nature of Business

The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (GAAP). The financial statements include the accounts of Securian Financial Services, Inc. (the Company), a wholly-owned subsidiary of Securian Financial Group, Inc. (SFG).

The preparation of the financial statements in conformity with GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, including disclosure of contingent assets and liabilities, as of the statement of financial condition date and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

The Company is a registered broker/dealer in securities under the Securities Exchange Act of 1934. The Company is also a registered investment adviser under the Investment Advisers Act of 1940. The Company is the distributor of Minnesota Life Insurance Company's (Minnesota Life), a subsidiary of SFG, variable annuity contracts and variable life insurance policies, and also sells mutual funds, annuity contracts and insurance policies sponsored by third parties.

The Company's results of operations may not be indicative of the results that might be obtained had it operated independently. Historically, and in the foreseeable future, the Company is dependent on SFG to fund its operating loss.

(2) Summary of Significant Accounting Policies

Commission Income/Expense and Distribution and Service Fee Income/Expense

Commission income on mutual fund, variable life and annuity and investment advisory sales and other products is earned and recognized on the date of the sale. Related commission expense due to agents on such sales is also recognized on the date of the sale.

Under an assignment agreement with Minnesota Life, the Company receives 12b-1 fees from the Advantus Series Fund portfolios and the Waddell and Reed Target portfolios, and transfers them to Minnesota Life.

Cash and Cash Equivalents

Cash and cash equivalents including investments in money market mutual funds are carried at cost, which approximates fair value. The Company places its cash and cash equivalents with high quality financial institutions and, at times, these balances may be in excess of the Federal Deposit Insurance Corporation (FDIC) insurance limit. As of December 31, 2009, the Company had $4,673,546 of money market mutual funds which are considered Level 1 financial assets under the provisions of fair value measurement guidance.

6

(2) Summary of Significant Accounting Policies (Continued)

Income Taxes

The Company files a life/non-life consolidated federal income tax return with Minnesota Mutual Companies, Inc., the Company's ultimate parent. The Company utilizes a consolidated approach to the allocation of current taxes, whereby, the tax benefits resulting from any losses by the Company, which would be realized by Minnesota Mutual Companies, Inc. on a consolidated return, go to the benefit of the Company. Intercompany tax balances are settled annually when the tax return is filed with the Internal Revenue Service (IRS).

Inherent in the provision for federal income taxes are estimates regarding the deductibility of certain items and the realization of certain tax credits. In the event the ultimate deductibility of certain items or the realization of certain tax credits differs from estimates, the Company may be required to significantly change the provision for federal income taxes recorded on the financial statements. Any such change could significantly affect the amounts reported on the statement of operations. Management has used best estimates to establish reserves based on current facts and circumstances regarding tax exposure items where the ultimate deductibility is open to interpretation. Management evaluates the appropriateness of such reserves based on any new developments specific to their fact patterns. Information considered includes results of completed tax examinations, Technical Advice Memorandums and other rulings issued by the IRS or the tax courts.

The Company utilizes the asset and liability method of accounting for income tax. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under this method, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment dates. Valuation allowances are established when it is determined that it is more likely than not that the deferred tax asset will not be fully realized. Current income taxes are charged to operations based upon amounts estimated to be payable or receivable as a result of taxable operations for the current year.

Software Capitalization

Computer software costs incurred for internal use are capitalized and amortized over a three or five-year period. Computer software costs include application software, purchased software packages and significant upgrades to software. At December 31, 2009, the Company had unamortized software costs of $856,233.

(2) Summary of Significant Accounting Policies (Continued)

Intangible Assets

The Company evaluates the recoverability of other intangible assets with finite useful lives whenever events or changes in circumstances indicate that an intangible asset's carrying amount may not be recoverable. Such circumstances could include, but are not limited to: (1) a significant decrease in the market value of an asset, (2) a significant adverse change in the extent or manner in which an asset is used, or (3) an accumulation of costs significantly in excess of the amount originally expected for the acquisition of an asset.

The Company measures the carrying amount of the asset against the estimated undiscounted future cash flows associated with it. Should the sum of the expected future net cash flows be less than the carrying value of the asset being evaluated, an impairment loss would be recognized. The impairment loss would be determined as the amount by which the carrying value of the asset exceeds its fair value. The fair value is measured based on quoted market prices, if available. If quoted market prices are not available, the estimate of fair value is based on various valuation techniques, including the discounted value of estimated future cash flow. The evaluation of asset impairment requires the Company to make assumptions about future cash flows over the life of the asset being evaluated. These assumptions require significant judgment and actual results may differ from assumed and estimated amounts.

Securities

In the normal course of business, the Company periodically holds positions in its brokerage account. Ownership of these positions ultimately resides with, and is transferred to, customer accounts. The Company does not hold these positions for sale. The Company did not hold any positions at December 31, 2009.

Variable Interest Entities

The Company has reviewed all investments and relationships for potential variable interest entities (VIE). This review determines whether certain entities should be included in the Company's financial statements. An entity is called a VIE if it has (1) equity that is insufficient to permit the entity to finance its activities without additional subordinated financial support from other parties, or (2) equity investors that cannot make significant decisions about the entity's operations, or that do not absorb the expected losses or receive the expected returns of the entity. A VIE is consolidated by its primary beneficiary, which is the party involved with the VIE that absorbs a majority of the expected losses, receives a majority of the expected residual returns or both.

As of December 31, 2009, the Company had identified no investments or relationships that would be identified as a VIE.

(3) Risks

The following is a description of the significant risks facing the Company:

Credit Risk:

Certain financial instruments, consisting of cash and cash equivalents, potentially subject the Company to concentration of credit risk. The Company places its cash and cash equivalents in high quality financial institutions and limits the credit exposure with any one institution.

Legal/Regulatory Risk:

The risk that changes in the legal or regulatory environment in which the Company operates will result in increased competition, reduced demand for the Company's products or services, or additional unanticipated expenses incurred. The Company employs compliance and operating practices that identify and minimize the adverse impact of this risk. The Company additionally attempts to minimize adverse impact of this risk through a varied offering of products and services.

(4) New Accounting Pronouncements

In September 2009, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update 12 (ASU 2009-12), Fair Value Measurements and Disclosures (Topic 820): Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent), which provides guidance on measuring the fair value of investments in certain entities that calculate net asset value per share, how investments within its scope would be classified in the fair value hierarchy and enhances disclosure requirements about the nature and risks of investments measured at fair value on a recurring and non-recurring basis for periods ending after December 15, 2009. The Company had no material impact to its results of operations or financial position due to the adoption of ASU 2009-12.

In August 2009, the FASB issued Accounting Standards Update 5 (ASU 2009-5), Fair Value Measurements and Disclosures (Topic 820): Measuring Liabilities at Fair Value, which provides clarification for measuring the fair value in circumstances in which a quoted price in an active market for the identical liability is not available for periods beginning January 1, 2010. The Company is currently evaluating the impact to its results of operations and financial position due to the adoption of ASU 2009-5.

In June 2009, the FASB issued FASB Accounting Standards Codification ("Codification") as the single source of authoritative accounting guidance used in the preparation of financial statements in conformity with GAAP for all non-governmental agencies. Codification, which changed the referencing and organization of accounting guidance without modification of existing GAAP, is effective for periods ending after September 15, 2009. Since it did not modify GAAP, Codification did not have a material impact on the results of operations or financial position of the Company.

SECURIAN FINANCIAL SERVICES, INC.

Notes to Financial Statements (Continued)

(4) New Accounting Pronouncements (Continued)

In June 2009, the FASB issued guidance relating to special purpose entities changing the determination of the primary beneficiary of a VIE from a quantitative model to a qualitative model. Under the new qualitative model, the primary beneficiary must have both the ability to direct the activities of the VIE and the obligation to absorb either losses or gains that could be significant to the VIE. The guidance also changes when reassessment is needed, as well as requires enhanced disclosures, including the Company's involvement with VIE's on its financial statements for periods beginning after November 15, 2009. The Company is currently evaluating the impact of this new guidance to its results of operations and financial position.

In June 2009, the FASB issued guidance relating to the accounting for transfers of financial assets. This guidance eliminates the concept of a qualifying special purpose entity, eliminates the guaranteed mortgage securitization exception, changes the criteria for achieving sale accounting when transferring a financial asset and change the initial recognition of retained beneficial interest. The guidance also requires additional disclosures about a transferor's financial assets that have been accounted for as sales, the risks inherent in the transferred financial assets that have been retained, and the nature and financial effect of restrictions on the transferor's assets that continue to be reported in the statement of financial condition for periods beginning after November 15, 2009. The Company is currently evaluating the impact of this new guidance to its results of operations and financial position.

In May 2009, the FASB issued guidance establishing general standards of accounting for and disclosure of events that occur after the statement of financial condition date but before the financial statements are issued or available to be issued. It also requires disclosure of the date through which management has evaluated subsequent events and the basis for that date. This guidance is effective for periods ending after June 15, 2009. The Company had no material impact to its results of operations or financial position due to the adoption of this new guidance and has provided the required disclosures in note 12.

In April 2009, the FASB issued guidance on estimating the fair value of an asset or liability if there was a significant decrease in the volume and level of trading activity for these assets or liabilities and identifying transactions that are not orderly. This guidance is effective for periods ending after June 15, 2009. The Company had no material impact to its results of operations or financial position due to the adoption of this new guidance.

In April 2008, the FASB issued guidance addressing renewal and extension assumptions used to determine the useful life of recognized intangible assets. This guidance is effective for fiscal years beginning after December 15, 2008 and is applicable for intangible assets acquired after the effective date. The Company had no material impact to its results of operations or financial position due to the adoption of this new guidance.

In December 2007, the FASB issued and subsequently modified in April 2009, guidance relating to business combinations. This new guidance improves the relevance, representational faithfulness, and comparability of the information that a reporting entity provides about a business combination and its effects. The adoption of this new guidance on January 1, 2009 had no material impact to the Company's results of operations or financial position.

10

SECURIAN FINANCIAL SERVICES, INC.

Notes to Financial Statements (Continued)

(5) Related Party Transactions

The Company is the distributor of Minnesota Life's variable annuity and variable life products. The Company received compliance fees of $2,439,600 during 2009, which is included in fee income received from affiliate in the statement of operations, from Minnesota Life for performing compliance functions for these variable products. The Company also recognized commission income of $105,211,455 in 2009 relating to distribution activities, of which $1,792,817 was included in commissions receivable at December 31, 2009.

The Company also has an agreement with an affiliate, Securian Trust Company, N.A. (STC), an affiliated national bank. Under this agreement, the Company receives referral fees for clients who name STC trustee of a Trust. The Company received fees of $204,781, which is included in other income, in the statement of operations during 2009. At December 31, 2009, $19,799 was included in due from affiliates.

Under a management services agreement with Minnesota Life, SFG and STC, the Company incurred $9,710,520 for expenses including allocations for occupancy costs, data processing, compensation, advertising and promotion and other administrative expenses, which Minnesota Life, SFG and STC, incurs on behalf of the Company. At December 31, 2009, $1,412,024 was payable to Minnesota Life, SFG and STC for such expenses.

Distribution and service fee income of $3,007,400 was recognized and included in 12b-1 fees from insurance products during the year ended December 31, 2009 under agreements with certain investment companies managed by Advantus Capital Management, Inc. Such fees are used to pay certain expenses incurred in the distribution of shares of associated mutual funds which have adopted Plans of Distribution pursuant to Rule 12b-1 under the Investment Company Act of 1940 (as amended).

Under an assignment agreement with Minnesota Life, 12b-1 fees from the Advantus Series Fund, the Waddell & Reed Target Portfolios and other mutual funds, are transferred to Minnesota Life. During 2009, $9,097,123 was received and $8,999,794 was transferred. At December 31, 2009, $97,329 was payable to Minnesota Life.

The Company has an agreement with an affiliated registered broker/dealer in securities. Under this agreement, the Company assists the affiliated broker/dealer in compliance, training and marketing and provides services such as accounting and auditing. The Company charges expenses related to these activities to the affiliated party and receives reimbursement. For the year ended December 31, 2009, the Company charged expenses totaling $1,495,350, and $430,877 was included in due from affiliates at December 31, 2009 for such expenses.

SECURIAN FINANCIAL SERVICES, INC.

Notes to Financial Statements (Continued)

(6) Income Taxes

The income tax expense (benefit) for the year ended December 31, 2009 consists of the following:

	Current	Deferred	Total
Federal	$ (757,881)	$ (16,568)	$ (774,449)
State	72,097	(45,246)	26,851
	$ (685,784)	$ (61,814)	$ (747,598)

The difference between the income tax benefit and income taxes computed using the U.S. federal income tax rate of 35% is as follows:

Amount computed using the statutory rate	$ (809,941)
State taxes, net of federal benefit	4,166
Change in valuation allowance	22,685
Other	35,492
	$ (747,598)

The tax effects of temporary differences that gave rise to the Company's net deferred tax liability at December 31, 2009 are as follows:

Deferred tax asset:	
Net operating losses	$ 1,373,738
Intangible assets	269,552
Gross deferred tax assets	1,643,290
Less valuation allowance	(1,220,653)
Deferred tax asset, net of valuation allowance	422,637
Deferred tax liabilities:	
Prepaid expenses	92,995
Capitalized software	486,252
Gross deferred tax liabilities	579,247
Net deferred tax liability	$ (156,610)

The Company has recorded a valuation allowance as of December 31, 2009 related to tax benefits of certain state operating loss carryforwards. The valuation allowance reflects management's assessment, based on available information, that it is more likely than not that the deferred income tax asset for certain state operating loss carryforwards will not be realized. The decrease in the deferred tax asset valuation allowance for the year ended December 31, 2009 was $22,685.

12

(6) Income Taxes (Continued)

The state net operating loss carryforwards amount to $25,855,540 at December 31, 2009 and were generated in various states with expiration periods of 5 to 20 years. The Company's net operating losses will expire beginning 2010 through 2029. Based on available objective evidence, including the Company's history of losses, management believes it is more likely than not that the deferred tax assets will not be fully realizable. The Company has provided for a 90% valuation allowance against its net deferred tax assets at December 31, 2009. The Company files unitary tax returns in certain states and believes that it will more likely than not be able to realize the remaining portions of the state net operating loss carryforwards in those states.

Income tax benefit received for the year ended December 31, 2009 was $1,362,439.

As of January 1, 2009 and December 31, 2009, the balance of unrecognized tax benefits was $16,985. All of the unrecognized tax benefit at December 31, 2009 is a benefit that, if recognized, would affect the effective tax rate on income from continuing operations.

As of December 31, 2009, the Company has not accrued interest or penalties for its unrecognized tax benefit.

At December 31, 2009, there are no positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly increase or decrease within 12 months of the reporting date.

In December 2009, the IRS completed their audit of the consolidated federal income tax returns for Minnesota Mutual Companies, Inc. and subsidiaries for the years 2005-2007, with no proposed adjustments affecting the Company.

(7) Intangible Assets

The amount of intangible assets included on the statement of financial condition, was as follows:

Balance as of January 1, 2009	$ 373,000
Amortization	(48,000)
Balance as of December 31, 2009	$ 325,000

The Company has recorded intangible assets resulting from an asset acquisition in April 2007. The Company acquired the rights to certain investment advisory contracts from a general-agency owned investment advisor. Intangible assets acquired as part of the transaction include customer relationships amortizable over the estimated economic useful life, which vary in length between 20 and 25 years, and a non-compete agreement amortizable on a straight-line basis over two years. The estimated useful life for each intangible asset is reviewed annually. A change in expected useful life could potentially indicate impairment of the intangible assets. The Company tests intangible assets for potential impairment when events or changes in circumstances indicate the carrying amounts may not be recoverable. No intangible asset impairments were recorded in 2009.

SECURIAN FINANCIAL SERVICES, INC.

Notes to Financial Statements (Continued)

(7) **Intangible Assets (Continued)**

Projected amortization expense for the next five years is as follows: 2010, $31,000; 2011, $30,000; 2012, $29,000; 2013, $27,000; 2014, $25,000.

(8) **Net Capital Requirements**

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Commission, the Company is required to maintain minimum net capital as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2009, the Company had net capital of $2,015,855, which was $1,396,798 in excess of its required net capital of $619,057. The Company's net capital ratio (ratio of aggregate indebtedness to net capital) was 4.61 to 1 at December 31, 2009.

(9) **Rule 15c3-3**

The Company clears all customer transactions on a fully disclosed basis with a clearing broker/dealer. The Company does not hold customer funds or safekeep customer securities and is therefore, exempt from Rule 15c3-3 of the Securities and Exchange Commission under subsection (k). Under this exemption, the "Computation for Determination of Reserve Requirements" and "Information Relating to the Possession or Control Requirements" are not required.

(10) **Dividends and Capital Contributions**

During 2009, the Company received capital contributions of $1,500,000 from SFG. These contributions were made in the form of cash.

(11) **Contingencies**

In January 2010, the Company settled a prior year agent – related lawsuit which resulted in an expense of $1,150,000. This settlement amount is included within general and administrative expenses on the 2009 statement of operations.

The Company is involved in other various pending or threatened legal proceedings arising out of the normal course of business. In the opinion of management, the ultimate resolution of such litigation will not have a material adverse effect on operations or the financial position of the Company.

(12) **Subsequent events**

On January 6, 2010, the Company received a capital contribution of $1,000,000 from SFG. This contribution was made in the form of cash.

On February 22, 2010, the date the Company's financial statements were issued, the Company evaluated the recognition and disclosure of subsequent events. With the exception of the item noted above and the matter discussed in Note 11, there were no material subsequent events that required recognition or further disclosure in the Company's financial statements.

SECURIAN FINANCIAL SERVICES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
as of December 31, 2009

Stockholder's equity	$	4,547,825
Deductions - nonallowable assets:		
Due from affiliates		437,853
Accounts receivable		338,553
Software		856,233
State income tax receivable, current and deferred		316,538
Intangible assets		325,000
Prepaid expenses		145,629
		2,419,806
Net capital before haircuts on securities		2,128,019
Haircuts on securities		93,471
Deductions to net capital:		
Fidelity bond deduction		18,693
Net capital	$	2,015,855
Total aggregate indebtedness	$	9,285,852
Net capital	$	2,015,855
Minimum capital required to be maintained (the greater of $50,000 or 6-2/3% of aggregate indebtedness of $9,285,852)		619,057
Net capital in excess of requirements	$	1,396,798
Ratio of aggregate indebtedness to net capital		4.61 to 1

There were no material differences in the computation of net capital or aggregate indebtedness between the amounts included in the Company's unaudited December 31, 2009 Part IIA of FOCUS Form X-17A-5 (as amended February 19, 2010) and the above computations.

See accompanying independent auditors' report.



KPMG LLP
4200 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402

INDEPENDENT AUDITORS' REPORT ON INTERNAL
CONTROL REQUIRED BY SEC RULE 17a-5

The Board of Directors and Stockholder of
Securian Financial Services, Inc.:

In planning and performing our audit of the financial statements and supplemental schedule of Securian Financial Services, Inc. (the Company), as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors and Stockholder, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 22, 2010



KPMG LLP
4200 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402

Independent Accountants' Report on Applying Agreed-Upon Procedures
Related to an Entity's SIPC Assessment Reconciliation

Board of Directors
Securian Financial Services, Inc.
Minneapolis, Minnesota

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to December 31, 2009, which were agreed to by Securian Financial Services, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Securian Financial Services, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Securian Financial Services' management is responsible for the Securian Financial Services' compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries in the Company's general ledger, noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2009 less revenues reported on the FOCUS reports for the period from January 1, 2009 to March 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied, if any, to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 22, 2010

CRI Securities, LLC
400 Robert Street North
St. Paul, MN 55101-2098
1.888.237.1838

Member FINRA/SIPC



February 23, 2010

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street NW
Washington, DC 20549

Re: CRI Securities, LLC
    SEC File Number 8-39877
    Annual Audited Financial Statements

Dear Sir or Madam:

Pursuant to paragraph (d) of Rule 17a-5 under the Securities Exchange Act of 1934, please find enclosed for filing on behalf of CRI Securities, LLC, one manually executed copy of its audited financial statements (on Form X-17A-5, Part III) for the fiscal year ended December 31, 2009.

If you have any comments or questions concerning this filing, please feel free to call the undersigned at 1-888-237-1838, option 6, extension 54399 or via email at tara.huppert@securian.com.

Sincerely,

Tara Huppert

Tara Huppert
Regulatory Compliance

Enclosure

SEC
Mail Processing
Section

FEB 2 5 2010

Washington, DC
121

F39586 Rev 3-2007



SECURIAN FINANCIAL SERVICES, INC.

Financial Statements with Supplementary
Information and Independent Auditors' Report
on Internal Control

December 31, 2009